UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For December 11, 2023

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration Number: 1950/038232/06
Incorporated in the Republic of South Africa
JSE Share Code: HAR
ISIN: ZAE000015228
(“Harmony” or “Company”)

HARMONY CREATES LONG-TERM VALUE FOR ITS STAKEHOLDERS THROUGH TWO RESPONSIBLE STEWARDSHIP TRANSACTIONS

Proposed specific issue of shares to the Harmony Gold Community Trust and the ESOP Trust

1.INTRODUCTION
Harmony shareholders (“Shareholders”) are advised that the Company is proposing two broad-based black economic empowerment (“B-BBEE”) transactions involving:
•the specific issue of no par value convertible preference shares (“Preference Shares”) by Harmony to the trustees for the time being of the Harmony Gold Community Trust (“Harmony Community Trust”) (“Harmony Community Trust Share Issue”); and
•the specific issue of no par value ordinary shares (“Ordinary Shares”) by Harmony to the trustees for the time being of the Harmony ESOP Trust (“ESOP Trust”) for the benefit of Eligible Employees, as defined below (“ESOP Trust Share Issue”),
(together, the “B-BBEE Transactions”). A circular setting out the full details of the B-BBEE Transactions, the proposed amendment to the memorandum of incorporation of Harmony (“MOI”) and a notice convening the extraordinary general meeting (“EGM") will be distributed to Shareholders on or about 18 December 2023.
“Our employees and host communities are the cornerstone of our success. We believe in shared value and partnership in order to grow our business and develop thriving communities where we operate. This is mining with purpose. We continue to illustrate our firm commitment towards long-term value creation and responsible stewardship through these transactions”, said Peter Steenkamp, CEO.
2.BACKGROUND AND RATIONALE FOR PROPOSED B-BBEE TRANSACTIONS
On 12 February 2020, the board of directors of Harmony (“Board”) announced that Harmony had entered into a definitive agreement with AngloGold Ashanti Limited to acquire its remaining South African assets, being Mponeng and related assets. The acquisition represented an opportunity to acquire a portfolio of South African gold assets which have an excellent strategic, financial, operational and geographical fit with Harmony's operations, in line with its stated merger and acquisition criteria. In addition, Harmony believed it was best placed to acquire Mponeng and related assets given its existing gold mining assets in South Africa, its relationship with key stakeholders in South Africa and its acquisition of the Moab Khotsong mine from AngloGold Ashanti Limited in 2018.

Shareholders were further advised in the announcement referred to above, that Harmony supports the South African government’s B-BBEE initiatives and remains committed to promoting social and economic transformation in the South African mining environment. Furthermore, Harmony recognises the importance of sustainable and meaningful participation by historically disadvantaged South Africans in the mainstream economy and in the South African mining environment. In this regard, Harmony has successfully concluded a number of B-BBEE transactions that have resulted in empowering a broad-based group of South African citizens. As a result, Harmony has gone beyond the minimum empowerment compliance requirements contemplated by the Mineral and Petroleum Resources Development Act, No. 28 of 2002 (“MPRDA”) and the broad-based socio-economic empowerment charter for the South African mining and minerals industry published, in terms of section 100(2) of the MPRDA from time to time ("Mining Charter”) and is continuously contributing to the transformation of the South African mining industry.
Consistent with the foregoing, the Harmony Community Trust was registered for the purpose of administering benefits that flow from the Company’s operations for and on behalf of all relevant communities. Accordingly, in 2018 the Harmony Community Trust was issued 4,400,000 Preference Shares. In addition, the Sisonke ESOP Trust (“Sisonke Trust") was established for the purpose of administering an employee share ownership plan which would enhance B-BBEE ownership and align the interests of employees with those of the Shareholders. Accordingly, in 2018 the Sisonke Trust was issued 6,700,000 Ordinary Shares. The employee share ownership plan administered under the Sisonke Trust has expired and the underlying Ordinary Shares have vested in the beneficiaries. The Sisonke Trust is in the process of settling the entitlement of the remaining beneficiaries.
In light of the imperatives outlined above and the associated commitments in terms of section 11 of the MPRDA pertaining to the acquisitions of Mponeng and related assets, Harmony proposes to:
•issue a further 2,466,103 Preference Shares to the Harmony Community Trust (“Harmony Community Trust Shares”), which, on conversion into Ordinary Shares in accordance with the terms of the Preference Shares prescribed in the MOI, would constitute approximately 0.4% of the issued Ordinary Shares as at the date of this announcement; and
•issue 12,651,525 Ordinary Shares to the ESOP Trust (“ESOP Trust Shares”), which would constitute approximately 2% of the issued Ordinary Shares as at the date of this announcement.
Following the issue of the aforementioned Harmony Community Trust Shares to the Harmony Community Trust and ESOP Trust Shares to the ESOP Trust, the Harmony Community Trust shall hold 6,866,103 Preference Shares and the ESOP Trust shall hold 12,651,525 Ordinary Shares.
3.DESCRIPTION OF THE PROPOSED B-BBEE TRANSACTIONS
Harmony Community Trust Share Issue
Pursuant to the Harmony Community Trust Share Issue, Harmony will issue Harmony Community Trust Shares to the Harmony Community Trust in accordance with the terms of the amendment and subscription and relationship agreement entered into between Harmony and the Harmony Community Trust (“Subscription and Relationship Agreement”), to further assist the Harmony Community Trust in pursuing its goal of benefiting the relevant communities.

The Subscription and Relationship Agreement is an amendment and restatement of the subscription and relationship agreement which Harmony and the Harmony Community Trust entered into in 2017 (in terms of which, amongst other things, 4,400,000 Preference Shares were issued to the Harmony Community Trust). The Subscription and Relationship Agreement regulates the ongoing relationship between the Harmony Community Trust and Harmony for so long as the Harmony Community Trust holds shares in Harmony. The terms of the Subscription and Relationship Agreement include, amongst other things: (i) a lock-up undertaking relating to the Harmony Community Trust Shares for a period of 10 years; (ii) the Harmony Community Trust Call Option (as defined below); and (iii) the Harmony Community Trust Pre-Emptive Share Buy-Back Right (as defined below).
The Harmony Community Trust Shares are being issued to the Harmony Community Trust: (i) in consideration for the undertakings and commitments given by the Harmony Community Trust in terms of the Subscription and Relationship Agreement (including, amongst other things, an undertaking to comply with the requirements of the Broad-based Black Economic Empowerment Act, No. 53 of 2003, as amended (“B-BBEE Act”) and not to do anything that would negatively impact on the Company’s status as contemplated by the B-BBEE Act); and (ii) not for monetary consideration.
In order to implement the Harmony Community Trust Share Issue, Harmony is required to increase the number of its authorised Preference Shares. In order to give effect to such increase of authorised Preference Shares, the Company must amend its MOI in accordance with section 16 of the Companies Act No. 21 of 2008 (“Companies Act”).
The proposed Harmony Community Trust Share Issue is not a pre-emptive share issue. Therefore, the Board has considered the pre-emptive rights of the Shareholders and believes that the issue of the Preference Shares to the Harmony Community Trust may be implemented without having to offer the Harmony Community Trust Shares proportionally to all Shareholders, but rather by the Shareholders waiving their pre-emptive rights.
The Preference Shares proposed to be issued to the Harmony Community Trust are convertible securities, in that the terms set forth in the MOI provide that the Company shall be entitled, at its election, by way of Board resolution to convert each Preference Share into an Ordinary Share (on a 1:1 basis) in the following circumstances:
•after the 10th anniversary of the date on which the Preference Share in question was issued; or
•if the Company reasonably anticipates that an “affected transaction” (as defined in the Companies Act) or delisting will take place in respect of the Company.
In terms of the Subscription and Relationship Agreement, the Company will be entitled to repurchase the shares issued to the Harmony Community Trust from the Harmony Community Trust pursuant to a call option in certain circumstances (“Harmony Community Trust Call Option”).
In terms of the Subscription and Relationship Agreement, the Company will also be entitled to repurchase the Harmony Community Trust Shares (“Harmony Community Trust Repurchase Shares”) from the Harmony Community Trust pursuant to a pre-emptive right in the event that the Harmony Community Trust elects to sell their Harmony Community Trust Repurchase Shares after the lock in period (being 10 years after the date on which the Harmony Community Share Issue is implemented) (“Harmony Community Trust Pre-Emptive Share Buy-Back Right”).

ESOP Trust Share Issue
Harmony will issue the ESOP Trust Shares to the ESOP Trust for the benefit of current and future permanent employees of Harmony and its direct and indirect subsidiaries from time to time (whether such employees are physically rendering their services in relation to Harmony or any of the Harmony subsidiaries) (together, the “Harmony Group”), as it may be applicable from time to time, as envisaged in the Subscription and Contribution Agreement (as defined below)) as selected by Harmony to obtain vested rights in the ESOP Trust, (specifically excluding employees on fixed term contracts, independent contractors or any person who renders services at any time through the involvement of a labour brokerage or otherwise by way of a temporary contract other than as a permanent employee of Harmony, and/or specifically excluding any employee whose prior participation in the ESOP Trust as a beneficiary terminated as a result of such employee leaving the employ of Harmony or any company in the Harmony Group on a no fault basis (so called “good leavers”), who: (i) are at all relevant times hereto employed by Harmony in South Africa; (ii) fall below the level of “management” (in accordance with Harmony’s recognised employment/occupational levels), as ordinarily understood and applied by Harmony including those employees who become eligible by reason of being demoted to below level of “management”; and (iii) who do not participate in any other share incentive schemes offered by Harmony (“Eligible Employee").
Pursuant to the ESOP Trust Share Issue, Harmony will issue ESOP Trust Shares to the ESOP Trust in accordance with the terms of the subscription and contribution agreement entered into between Harmony and the ESOP Trust (“Subscription and Contribution Agreement”).
In addition to regulating the ESOP Trust Share Issue, the Subscription and Contribution Agreement regulates the contribution to be made by the Harmony Group to the ESOP Trust for an amount equal to ZAR1,273,502,506.50, which is equivalent to 12,651,525 multiplied by ZAR100.66 per ESOP Trust Share, being the 30-day volume-weighted average price of the Ordinary Shares as at the last business day prior to the signature date of the Subscription and Contribution Agreement (“Contribution Amount”), which the ESOP Trust will utilise to subscribe for the ESOP Trust Shares by paying to the Company a subscription consideration amount equal to the Contribution Amount.
The trustees of the ESOP Trust shall have the discretion to allocate “Participation Units” (being the vested rights of employee beneficiaries to inter alia a number of the ESOP Trust Shares held by the ESOP Trust) from time to time provided that:
•only Eligible Employees may be appointed as beneficiaries through the allocation of Participation Units; and
•the trustees apply the criteria for allocation of the Participation Units (in terms of the ESOP Trust Deed) in order to determine the number of Participation Units to be allocated to each Eligible Employee.
In broad terms, the criteria for the allocation of Participation Units provides that initially each Eligible Employee that joins/qualifies upon the formation of the ESOP Trust, including any Eligible Employee that joins/qualifies within 6 months after the formation of the ESOP Trust shall receive an equal number of Participation Units resulting in each employee beneficiary receiving 360 Participation Units upon the initial allocation of Participation Units by the ESOP Trust which are directly attributable to approximately 360 ESOP Trust Shares.

Participation Units will be allocated by the trustees of the ESOP Trust through the issuing of an allocation notice to Eligible Employees.
4.SUSPENSIVE CONDITIONS
The Harmony Community Trust Share Issue is subject to the fulfilment or waiver of the following suspensive conditions contained in the Subscription and Relationship Agreement:
•the Shareholders passing all resolutions necessary to implement the Harmony Community Trust Share Issue contemplated in the Subscription Agreement in accordance with the Companies Act, the listings requirements of the JSE Limited (“JSE Listings Requirements”) and the MOI;
•the trustees of the Harmony Community Trust passing all resolutions necessary to implement the transactions contemplated in the Subscription and Relationship Agreement;
•the filing of the amended MOI (or the amendments to the MOI, as applicable) for registration with the Companies and Intellectual Property Commission (“CIPC”) incorporating the amendments approved by the Shareholders of the Company, including to reflect an increase in the total number of authorised Preference Shares, and the CIPC confirming registration of such amended MOI; and
•the Harmony Community Trust Deed is amended on the basis determined by the Company and such amendments are filed with the Master of the High Court in accordance with the terms of the Trust Property Control Act, 57 of 1988.
The ESOP Trust Share Issue is subject to the fulfilment or waiver of the following suspensive conditions contained in the Subscription and Contribution Agreement:
•the Shareholders passing all resolutions necessary to implement the ESOP Trust Share Issue in accordance with the Companies Act, the JSE Listings Requirements and the MOI; and
•the trustees of the ESOP Trust passing all resolutions necessary to implement the transactions contemplated in the Subscription and Contribution Agreement.
5.PRO FORMA FINANCIAL EFFECTS OF THE PROPOSED B-BBEE TRANSACTIONS
The table below sets forth the pro forma financial information of the ESOP Trust Share Issue and Harmony Community Trust Share Issue. This is based on the published audited annual financial statements of Harmony for the financial year ended 30 June 2023.
The pro forma financial information has been prepared for illustrative purposes only and because of its nature, may not fairly present the Company’s financial position, changes in equity, results of operations or cash flows, nor the effect and impact of the ESOP Trust Share Issue and the Harmony Community Trust Share Issue going forward.

The pro forma financial information has been prepared to assist Shareholders in assessing the impact of the ESOP Trust Share Issue and the Harmony Community Trust Share Issue on the Company’s earnings per share ("EPS”), diluted earnings per share, headline earnings per share (“HEPS”), diluted headline earnings per share, adjusted headline earnings per share, diluted adjusted headline earnings per share, net asset value (“NAV”) per share and tangible net asset value per share (“TNAV”), based on Harmony’s results for year ended 30 June 2023.
The pro forma financial information is presented in a manner that is consistent with: (i) Harmony’s accounting policies for the year ended 30 June 2023; and (ii) the relevant provisions of the JSE Listings Requirements and the Guide on Pro Forma Financial Information issued by the South African Institute of Chartered Accountants.
The Board is responsible for the compilation, contents and preparation of the pro forma financial information. Their responsibility includes determining that the pro forma financial information has been properly compiled on the basis stated, which is consistent with the accounting policies of Harmony and that the pro forma adjustments are appropriate for purposes of the pro forma financial information disclosed pursuant to the JSE Listings Requirements. Consistent with the foregoing, the pro forma financial information presented in the table below is based on available information and certain assumptions and estimates, which the Board believe, are reasonable.

	Before[1]	Pro forma after the B-BBEE Transactions[2]	% change
Basic EPS (cents)	780	738	(5%)
Diluted EPS (cents)	777	735	(5%)
HEPS (cents)	800	758	(5%)
Diluted HEPS (cents)	796	754	0%
NAV (cents)	5,624	5,629	0%
TNAV (cents)	5,588	5,593	0%
Weighted average number of or ordinary shares ('000)	617,597	617,597	0%
Weighted average number of shares for diluted earnings ('000)	620,474	620,474	0%
Number of shares in issue for NAV and TNAV ('000)	618,025	618,025	0%
Notes to the pro forma financial effects:
1.The Harmony information reflected in the "Before" column has been extracted from Harmony's audited consolidated financial statements for the year ended 30 June 2023.
2.The Harmony information reflected in the "Pro Forma after the B-BBEE Transactions” column has been calculated on the basis that the B-BBEE Transactions were effective 1 July 2022 for income statement purposes and as at 30 June 2023 for balance sheet purposes.

6.SHAREHOLDER APPROVAL AND CIRCULAR
In terms of paragraph 5.51(g) of the JSE Listings Requirements, the Harmony Community Trust Share Issue and ESOP Trust Share Issue require the approval by way of ordinary resolutions (requiring at least a 75% majority of the votes cast in favour of such resolution) by Shareholders voting in person or by proxy at an EGM to be convened in order to obtain such approvals.
In addition to the foregoing, the Shareholders are also required to pass the following special resolutions (requiring at least a 75% majority of the votes cast in favour of such resolution by Shareholders voting at the EGM) authorising:
•the creation of additional Preference Shares and the requisite amendments to the Company’s MOI to reflect such increase in the number of authorised Preference Shares;
•the issue of the Preference Shares to the Harmony Community Trust, even if such number of Preference Shares have voting power equal to or in excess of 30% of the voting rights of all the Preference Shares in issue immediately before the implementation of the Harmony Community Trust Share Issue, and including to the extent that the Harmony Community Trust is a related or inter-related person to the Company as contemplated in section 41(1) of the Companies Act;
•the Company, should it elect to exercise the Harmony Community Trust Pre-Emptive Share Buy-Back Right or the Harmony Community Trust Call Option, to acquire the Harmony Community Trust Repurchase Shares; and
•the granting of financial assistance to the ESOP Trust in terms of section 44 of the Companies Act for the purposes of the subscription of the ESOP Trust Shares by the ESOP Trust on the terms set out in the Subscription and Contribution Agreement.
The Shareholders will also be required to pass an ordinary resolution (requiring more than 50% majority of the votes cast in favour of such resolution by Shareholders voting at the EGM) approving the waiver of all and any pre-emptive rights to which the Shareholders may be entitled under the MOI in connection with ESOP Trust Share Issue and the Harmony Community Trust Share Issue.
The EGM is planned to be held on Wednesday, 31 January 2024. Further details relating to the salient dates and times will be contained in the aforementioned circular and published on the Stock Exchange News Service of the JSE on or about 18 December 2023.

For more details contact:
Jared Coetzer
Head of Investor Relations
+27(0) 82 746 4120

Johannesburg, South Africa
11 December 2023

Corporate Advisor to Harmony in respect of the ESOP
Tamela Holdings Proprietary Limited
Independent Reporting Accountants and Auditors
PricewaterhouseCoopers Incorporated
Legal Advisor to Harmony in respect of the Transactions
Bowman Gilfillan Incorporated
Transaction Sponsor
J.P. Morgan Equities South Africa Proprietary Limited

Disclaimers
The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions. This announcement is for information purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities of Harmony. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act") or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be offered, sold, resold, transferred or delivered, directly or indirectly, in the United States except pursuant to registration under, or an exemption from the registration requirements of, the Securities Act. There will be no public offering of securities in the United States or any other jurisdiction.
Forward-looking Statements
This announcement contains forward-looking statements within the meaning of the safe harbour provided by Section 21e of the Exchange Act and Section 27a of the Securities Act, with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Forward-looking statements are preceded by, followed by or include the words “may”, “will”, “should”, “expect”, “envisage”, “intend”, “plan”, “project”, “estimate”, “anticipate”, “believe”, “hope”, “can”, “is designed to” or similar phrases. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Harmony.
These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this announcement, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in our Integrated Annual Report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address, Covid-19 and other contagious diseases, such as HIV and tuberculosis; high and rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the Russian invasion of Ukraine and subsequent sanctions; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse gas emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax Act (South Africa); statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold and other metals; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions or sufficient gender diversity in management positions or at board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; our ability to meet our environmental, social and corporate governance targets; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies, as well as the impact of South African Exchange Control Regulations; the adequacy of the group’s insurance coverage; any further downgrade of South Africa’s credit rating and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate; changes in technical and economic assumptions underlying our mineral reserves estimates; geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits; and actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at our operations that leads to censure, penalties or negative reputational impacts.
The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.har.co.za) and our Form 20-F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law. Although Harmony believes that the expectations reflected in any such forward-looking statements (or this announcement) are reasonable, the information has not been reviewed or reported on by the reporting accountants and auditors and no assurance can be given by Harmony that such expectations will prove to be correct. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf are qualified by the cautionary statements herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: December 11, 2023	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director